SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Monopar Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

61023L207

(CUSIP Number)

October 23, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 61023L207

1.	Name of Reporting Person AstraZeneca PLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 387,329 shares[1]

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 387,329 shares[2]

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,329 shares[3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%[4]

12.	Type of Reporting Person (See Instructions) CO

1 Represents shares directly held by Alexion Pharmaceuticals, Inc., a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and Alexion Pharmaceuticals, Inc. (collectively, the “Reporting Persons”) may each be deemed to have sole voting and dispositive power over the shares.

2 See footnote 1.

3 See footnote 1.

4 The percentage ownership was calculated based on a total of 3,912,408 shares of common stock, $0.001 par value (“Common Stock”), of Monopar Therapeutics Inc. (the “Issuer”) outstanding, which includes (i) 3,525,079 shares of Common Stock outstanding as of October 23, 2024 (without giving effect to the issuance of shares of Common Stock being reported hereunder), according to information received from the Issuer on October 23, 2024, plus (ii) the 387,329 shares of Common Stock issued to the Reporting Persons on October 23, 2024.

Page 2 of 8 Pages

Schedule 13G

CUSIP No. 61023L207

1.	Name of Reporting Person Alexion Pharmaceuticals, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 387,329 shares[5]

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 387,329 shares[6]

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,329 shares[7]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%[8]

12.	Type of Reporting Person (See Instructions) CO

5 See footnote 1.

6 See footnote 1.

7 See footnote 1.

8 See footnote 4.

Page 3 of 8 Pages

CUSIP No. 61023L207

Item 1.
	(a)	Name of Issuer Monopar Therapeutics Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1000 Skokie Blvd., Suite 350, Wilmette, IL, 60091

Item 2.
	(a)	Name of Person Filing See response to 2(c)
	(b)	Address of Principal Business Office or, if none, Residence See response to 2(c)
(c)

Citizenship
This statement is filed on behalf of:

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

Citizenship: United Kingdom

Alexion Pharmaceuticals, Inc.

121 Seaport Blvd.

Boston, Massachusetts 02210

United States

Citizenship: United States

	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 61023L207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Page 4 of 8 Pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 387,329 shares
(b)

Percent of class:

9.9%. The percentage stated herein is based on a total of 3,912,408 shares of the Issuer’s Common Stock outstanding, which includes (i) 3,525,079 shares of Common Stock outstanding as of October 23, 2024 (without giving effect to the issuance of shares of Common Stock being reported hereunder), according to information received from the Issuer on October 23, 2024, plus (ii) the 387,329 shares of Common Stock issued to the Reporting Persons on October 23, 2024.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: AstraZeneca PLC: 387,329 shares Alexion Pharmaceuticals, Inc.: 387,329 shares
		(ii)	Shared power to vote or to direct the vote: AstraZeneca PLC: 0 shares Alexion Pharmaceuticals, Inc.: 0 shares
		(iii)	Sole power to dispose or to direct the disposition of: AstraZeneca PLC: 387,329 shares Alexion Pharmaceuticals, Inc.: 387,329 shares
		(iv)	Shared power to dispose or to direct the disposition of: AstraZeneca PLC: 0 shares Alexion Pharmaceuticals, Inc.: 0 shares

Alexion Pharmaceuticals, Inc., a wholly owned subsidiary of AstraZeneca PLC, is the direct record holder of all 387,329 shares reported herein. Each of Alexion Pharmaceuticals, Inc. and AstraZeneca PLC may be deemed to have sole voting and dispositive power with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Page 5 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 6 of 8 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 28, 2024

AstraZeneca PLC /s/ Adrian Kemp
Signature

Adrian Kemp, Company Secretary
Name/Title

Alexion Pharmaceuticals, Inc. /s/ Todd Spalding
Signature

Todd Spalding, Secretary
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 7 of 8 Pages

Exhibit Index

Exhibit	Description
A	Agreement of Joint Filing

Page 8 of 8 Pages